

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Mark Buckley
Chief Executive Officer
Perfect Moment Ltd.
307 Canalot Studios
222 Kensal Road
London W10 5BN United Kingdom

> **Re: Perfect Moment Ltd.**
> **Amendment No. 1 to draft Registration Statement on Form S-1**
> **Submitted August 7, 2023**
> **CIK No. 0001849221**

Dear Mark Buckley:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement

General

1. Please tell us whether you intend to register the additional shares that are issuable under the consultancy agreements with Lucius and Montrose in the event that your initial public offering price is less than $5 per shares, as described on pages 87 and 88. If so, additionally provide your analysis of how the resale of these unissued shares would be consistent with the Commission's guidance set forth in Questions 139.06 and 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations. If not, include disclosure clarifying that these shares will be restricted securities and will not be included in the resale offering.

2.   We note your revised disclosure in response to prior comments 14 and 17. Please further revise to disclose the fees that your underwriter was paid in connection with its acting as introducing broker for the Series A and B convertible preferred stock, as referenced in Item 15 of Part II. Additionally clarify the underwriter's role with respect to the Series A convertible preferred stock, in light of disclosure on page F-18 that indicates this stock was issued to existing stockholders on a pro rata basis. Revise to reconcile the terms "2021 share exchange" used throughout and "share exchange" defined on page 1.

3.   We note your response to prior comment 18. Please revise notes 17 and 18 to the table of selling stockholders to disclose the role of each firm in your initial public offering.

The Offering, page 13

4.   To the extent the additional shares to be issued to the six investors in the event the IPO price is less than $5.00 per share is material, please revise your adjusted amounts in Capitalization and Dilution to reflect the issuance of these additional shares.

Risk Factors
We have granted rights to six holders of our common stock . . . . , page 34

5.   We note your response to prior comment 8. Please further revise your disclosure to more clearly describe the potential conflict of interest. For example, and without limitation, disclose whether the rights granted to Lucius create an incentive for the affiliated underwriter to negotiate a lower offering price than your valuation and other factors might warrant, and whether and how such potential conflict of interest will be mitigated or otherwise managed. Additionally disclose whether there are any potential conflicts of interest as a result of the primary and secondary offerings being concurrently conducted by Laidlaw and its affiliate, respectively, and any material related risks to investors.

Capitalization, page 38

6.   Please revise (i) in the second bullet point to disclose the number of shares of common stock to be issued upon automatic conversion of the Series A convertible preferred stock.

Key Operating and Financial Metrics, page 43

7.   We note that you identify several non-GAAP measures though you do not mention Operating losses excluding stock-based compensation as disclosed on pages 2 and 57. Based on your disclosures, this measure appears to exclude amounts that would be attributable to a GAAP measure. Therefore, we believe that you should identify Operating losses excluding stock-based compensation as a non-GAAP measure and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

8. In a related matter, as metrics are different than non-GAAP measures, please refrain from identifying non-GAAP measures as metrics. In this regard, we note that your non-GAAP measures are under the heading "Key Operating and Financial Metrics" and you identify EBITDA as a "non-US GAAP financial metric" on page 45.

9. Please revise to provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented. In this regard, we note your disclosure on Adjusted EBITDA on page 45, however, we note no similar disclosures for EBITDA, adjusted operating expenses or operating loss excluding stock-based compensation. Please revise accordingly.

Certain Relationships and Related Transactions, page 86

10. We note your response to prior comment 14. Please further revise your disclosure to clarify whether the suppliers Deliberate Software Limited and Jing Holdings are currently engaged by the Company or whether their engagement ended on March 31, 2023.

11. Please revise your disclosure to quantify the number of shares issued to each party under the Montrose consultancy agreement, consistent with Item 15. Additionally disclose here that Mark Topkins is a former director of the Company, as disclosed on page alt-3.

12. Please revise this section to include a description of the advisory agreement with your director Tracy Barwin which is referenced on page 79. Please also file this agreement, together with any employment agreements with your senior management, as exhibits to your registration statement.

Description of Securities
Share Adjustment Rights, page 93

13. Please revise to describe the share adjustment rights granted under the Montrose consultancy agreement. Please also revise disclosure under the caption "Demand Registration Rights" to clarify whether these 1.9 million shares represent those granted to Lucius, Montrose, or some other shareholder(s). If a separate registration rights agreement has been executed, please file this as an exhibit to your registration statement.

You may contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing